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                                                                   (Page 1 of 9)
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13 D
                    Under the Securities Exchange Act of 1934


                           MONARCH DENTAL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
                         (Title of Class of Securities)


                                   609044 10 2
                                 (CUSIP Number)


                            Robbie A. Hashem, DDS, MS
                                5401 Willow Lane
                              Colleyville, TX 76034
                              Phone (817) 354-7570
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 29, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.



----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                   (Page 2 of 9)
                                  SCHEDULE 13D

CUSIP NO. 609044 10 2

1.  Name of Reporting Person. Robbie A. Hashem, DDS, MS

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

3.  SEC use Only

4.  Source of Funds (Se Instructions).  PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]

6.  Citizenship or Place of Organization.  United States

Number of                  7. Sole Voting Power.                      109,067
Shares Beneficially        8. Shared Voting Power                     0
Owned by Each              9. Sole Dispositive power                  109,067
Reporting Person          10. Shared Dispositive Power                0
With


11.  Aggregate Amount Beneficially Owned by Each Reporting Person.  109,067

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11). 5.0%

14.  Type of Reporting Person. (See Instructions)  IN



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                                                                   (Page 3 of 9)
                                  SCHEDULE 13D
CUSIP NO. 609044 10 2

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation ("the Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 N. Dallas Parkway, Suite 825, Dallas, Texas 75248.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c), (f). This statement is being filed by Dr. Robbie A. Hashem, DDS, MS, a citizen of the United States. Dr. Hashem is an orthodontist, whose Corporation, Robbie A. Hashem, DDS, MS, PC, is contracted with the Issuer to provide orthodontic services at four of the Issuer's Dental Offices in Tarrant County, Texas. Dr. Hashem holds the Common Stock of the Issuer in two accounts, a personal investment account and in a retirement account. The residence address of Dr. Hashem is 5401 Willow Lane, Colleyville, Texas, 76034.

         (d) (e). During the last five years, Dr. Hashem has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Dr. Hashem to acquire the shares of Common Stock reported in Item 5 (c) was $2,159.95 (including commissions). Such shares of Common Stock were acquired with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         The shares of Common Stock beneficially owned by the Reporting Person, with the exception of 500 shares, were acquired for and are being held for investment purposes. The Reporting Person purchased 500 shares of Common Stock on November 29, 2002, to show his unequivocal endorsement and support for the proposed merger transaction ("Merger") between the Issuer and BrightNow! Dental, as stated in a letter delivered to the Special Board Committee of the Issuer on December 4, 2002, which letter is attached hereto as Exhibit 1.

         Over the past year, Dr. Hashem has had discussions with Bruce Galloway, Gary Herman, Galloway Capital Management, LLC, (collectively referred to as "Galloway"), and Fred Knoll, Knoll Capital Management LP, Europa International, Inc (collectively referred to as "Knoll") upon learning from Galloway and Knoll's Schedule 13D filings of their stock ownership positions and intentions with respect to obtaining control of the Issuer.

         Furthermore, Dr. Hashem has had discussions, with Mr. Galloway regarding a proxy authorization. As of - the date of this filing, Dr. Hashem has no understanding, contract or agreement of any nature, with Mr. Galloway, with respect to the Common Stock.


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                                                                   (Page 4 of 9)
                                  SCHEDULE 13D


CUSIP NO. 609044 10 2

         Dr. Hashem has notified Messrs. Galloway and Knoll, in a letter delivered to them on November 29, 2002, which letter is attached hereto as
Exhibit 2, of his intentions to support the Merger.

         As a shareholder and an associate of the Issuer, Dr. Hashem believes that he's in a unique position, to offer an assessment, of the different proposals, to resolve the Issuer's longstanding financial troubles, and feels that the Merger offers the best viable alternative, out of this demoralizing spiral of uncertainty.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 29, 2002, Dr. Hashem is the beneficial owner of an aggregate 109,067 of shares of Common Stock, representing 5.0% of the total class.

(b) Dr. Hashem has the sole power to vote or direct the vote and dispose or direct the disposition of 109,067 shares of Common Stock.

(c) Within the last 60 days, Dr. Hashem purchased shares of Common Stock on the open market as follows:


Date of Purchase      Number of Shares Purchased          Price per Share (in $)
----------------      --------------------------          ----------------------

November 29, 2002               500                             4.29



(d) Not applicable

(e) Not applicable


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                                                                   (Page 5 of 9)
                                  SCHEDULE 13D

CUSIP NO. 609044 10 2


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None except as described in response to Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Letter to the Special Board Committee of the Issuer, dated December 4, 2002

Exhibit 2. Letter to Messrs. Galloway and Knoll, dated November 29, 2002.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 4, 2002


/s/ Robbie A. Hashem DDS, MS
----------------------------
Robbie A. Hashem DDS, MS



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                                                                   (Page 6 of 9)

                                Index to Exhibits

Exhibit No.    Description                                             Page No.
-----------    -----------                                             --------


Exhibit 1.     Letter to the Special Board Committee of the Issuer,          7
               dated December 4, 2002.

Exhibit 2.     Letter to Messrs. Galloway and Knoll, dated                   9
               November 29, 2002.